Altisource Portfolio Solutions S.A.
42, Avenue Monterrey
L-2163 Luxembourg
www.altisource.com

December 6, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Keira Nakada Suying Li

Re: Altisource Portfolio Solutions S.A.
Form 10-K for the Fiscal Year Ended December 31, 2020 Filed March 11, 2021

File No. 001-34354

Dear Staff of the Securities and Exchange Commission:

Set forth below are the responses of Altisource Portfolio Solutions S.A. (the “Company”) to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission, dated November 22, 2021, with respect to the Form 10-K for the fiscal year ended December 31, 2020.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2020
Item 6. Selected Financial Data
Non-GAAP Measures, page 29

1.For each non-GAAP measure presented, please explain in greater detail how management uses the measure and why you believe it provides useful information to investors regarding your liquidity or performance. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

In future filings, we will enhance our disclosure to read as follows (added language underlined):

Adjusted net (loss) income attributable to Altisource, adjusted diluted (loss) earnings per share, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and net debt less investment in equity securities, which are presented elsewhere in this Annual Report on Form 10-K, are non-GAAP measures used by management, existing shareholders, potential shareholders and other users of our financial information to measure Altisource’s performance. These measures do not purport to be alternatives to net (loss) income attributable to Altisource, diluted (loss) earnings per share and long-term debt, including current portion, as measures of Altisource’s performance. We believe these measures are useful to management, existing shareholders, potential shareholders and other users of our financial information in evaluating operating profitability and cash flow generation more on the basis of continuing cost and cash flows as they exclude amortization expense related to acquisitions that occurred in prior periods and non-cash share-based compensation expense and/or depreciation expense, financing expense and income taxes, as well as the effect of more significant non-operational

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 6, 2021

items from earnings and long-term debt net of cash on-hand and investment in equity securities. We believe these measures are also useful in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management’s evaluation of business performance. Furthermore, we believe the exclusion of more significant non-operational items enables comparability to prior period performance and trend analysis. Specifically, management uses adjusted net (loss) income attributable to Altisource to measure the on-going after tax performance of the Company because the measure adjusts for the after tax impact of more significant non-recurring items, amortization expense relating to prior acquisitions (some of which fluctuates with revenue from certain customers and some of which is amortized on a straight-line basis) and non-cash share-based compensation expense which can fluctuate based on vesting schedules, grant date timing and the value attributable to awards. We believe adjusted net (loss) income attributable to Altisource is useful to existing shareholders, potential shareholders and other users of our financial information because it provides an after-tax measure of Altisource’s on-going performance that enables these users to perform trend analysis using comparable data. Management uses adjusted diluted (loss) earnings per share to further evaluate adjusted net (loss) income attributable to Altisource while taking into account changes in the number of diluted shares over the comparable periods. We believe adjusted diluted (loss) earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net (loss) income attributable to Altisource on a per share basis. Management uses Adjusted EBITDA to measure the Company’s overall performance (with the adjustments discussed earlier with regard to adjusted net (loss) income attributable to Altisource) without regard to its capitalization (debt vs. equity) or its income taxes and to perform trend analysis of the Company’s performance over time. Our effective income tax rate can vary based on the jurisdictional mix of our income. Additionally, as the Company’s capital expenditures have significantly declined over time, it provides a measure for management to evaluate the Company’s performance without regard to prior capital expenditures. Management also uses Adjusted EBITDA as one of the measures in determining bonus compensation for certain employees. We believe Adjusted EBITDA is useful to existing shareholders, potential shareholders and other users of our financial information for the same reasons that management finds the measure useful. Management uses net debt less investment in equity securities in evaluating the amount of debt the Company has that is in excess of cash and cash equivalents and equity securities. We deduct investment in equity securities from debt in arriving at this measure because our Senior Secured Term Loan requires the Company to use any proceeds from the sale of equity securities to repay the Senior Secured Term Loan. We believe net debt less investment in equity securities is useful to existing shareholders, potential shareholders and other users of our financial information for the same reasons management finds the measure useful.

1.Please expand your disclosure to clarify how you determined the tax effects related to the adjustments in calculating the adjusted net (loss) income attributable to Altisource and adjusted diluted (loss) earnings per share measures in each reporting period presented. Please also tell us why it is not necessary to provide tax effects on the unrealized gain on investment in equity securities adjustment in 2020.

Response:

In future filings, we will enhance our disclosure to add the following underlined language:

Altisource operates in several countries, including Luxembourg, India, the United States and Uruguay. The Company has differing effective tax rates in each country and these rates may change from year to year. In determining the tax effects related to the adjustments in calculating adjusted net (loss) income attributable to Altisource and adjusted diluted (loss) earnings per share, we use the tax rate in the country in which the adjustment applies or, if the adjustment is recognized in more than one country, we separate the adjustment by country, apply the relevant tax rate for each country to the applicable adjustment, and then sum the result to arrive at the total adjustment, net of tax. In 2019, the Company recognized a full valuation allowance on its net deferred tax assets in Luxembourg. Accordingly, for 2020 and 2019, the Company has an effective tax rate of close to 0% in Luxembourg.

We did not provide tax effects on the unrealized gain on investment in equity securities in 2020 because, following a successful filing to return withholding taxes related to prior year sales of these equity securities, we were more certain that there would not be any tax consequences to Altisource upon the sale of these equity securities. Upon the sale of equity securities in prior years, the withholding agent withheld taxes on the proceeds of the sale. However, the proceeds from the sale represented a return of basis and not a gain on sale. The Company sold all of its remaining equity securities in the fourth quarter of 2020.

2.Please disclose your purposes for including the adjustments for Pointillist losses in calculating the adjusted net (loss) income attributable to Altisource, adjusted diluted (loss) earnings per share, and adjusted EBITDA measures.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 6, 2021

Please tell us how you determined it is appropriate to add back the Pointillist losses to arrive at the non-GAAP measures. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

Pointillist is an earlier stage business developed by Altisource through our consumer analytics capabilities. During 2019, we created Pointillist, Inc. as a separate legal entity to position it for outside investment. In September 2019, we contributed the Pointillist business and $8.5 million to Pointillist, Inc. In connection with the creation of the separate entity, Altisource had no ongoing obligation to participate in the future funding of Pointillist. We also designated Pointillist, Inc. as an unrestricted subsidiary under our Senior Secured Term Loan. At the time created and until its recent sale, Pointillist was owned by Altisource and management of Pointillist. As of December 31, 2020, management of Pointillist owned a non-controlling interest representing 12.1% of the outstanding equity of Pointillist. Because of the contribution of the business and cash to the newly created entity in late 2019, we began adding back Pointillist losses in arriving at our non-GAAP measures in 2020.

Since (1) Altisource has no ongoing obligation to fund Pointillist, (2) Pointillist was positioned to and focused on raising third-party capital, (3) Pointillist was an unrestricted subsidiary under our Senior Secured Term Loan, and (4) Pointillist is not part of Altisource’s core, normal, recurring business, we believe it is appropriate to add back the losses of Pointillist. As further evidence of Pointillist’s and Altisource’s intentions, subsequent to the filing of our 2020 Form 10-K, Pointillist raised $1.2 million of convertible debt from parties other than Altisource to fund its operations (in May 2021), entered into a definitive agreement to sell all of its equity to a third party (in October 2021) and completed the sale all of its equity to a third party (in December 2021).

In future filings, we will enhance our disclosure to add the following underlined language as applicable:

Following the 2019 creation of Pointillist as a separate legal entity, Altisource had no ongoing obligation to fund Pointillist, Pointillist was positioned to and focused on raising third-party capital and Pointillist was an unrestricted subsidiary under our Senior Secured Term Loan. Additionally, Pointillist was not part of Altisource’s core, normal, recurring business. For these reasons, in 2020 we began adding back the losses of Pointillist in calculating adjusted net (loss) income attributable to Altisource, adjusted diluted (loss) earnings per share, and Adjusted EBITDA.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

3.You attribute the changes in revenue, cost of revenue, and gross profit over the reporting periods to multiple factors. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying factor that you identified. Refer to Item 303 of Regulation S-K.

Response:

In future filings, we will expand our results of operations discussion to quantify the changes contributed to factors to the extent such amounts are quantifiable and reasonably estimable. Because of the interdependencies of many of the factors that we identify, it is difficult and, in some cases not possible, to estimate and isolate the amounts of changes from many individual factors. For example, in 2019, referral volumes from our largest customer, Ocwen, declined due to (1) a temporary impact in referral volume from its transition from one servicing platform to another, (2) its smaller portfolio and lower delinquency rate on its portfolios, and (3) one of Ocwen’s customers increasing its use of foreclosure auctions, reducing its referrals to us. We separately disclose the total revenue from Ocwen and the decline. However, quantifying the amount of the decline associated with each of the underlying factors in the forgoing example would be difficult because the interdependencies of many of these factors would require significant assumptions and could be misleading to users of the financial statements.

Liquidity and Capital Resources
Cash Flows, page 47

4. Net (loss) income adjusted for non-cash items appears to be a non-GAAP financial measure. Please provide the disclosure required by Item 10(e) of Regulation S-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 6, 2021

Response:

Given the measure is calculated exclusively using GAAP measures from the Statement of Cash Flows, we do not believe “Net (loss) income adjusted for non-cash items” is a non-GAAP measure. “Net (loss) income adjusted for non-cash items” reflects amounts directly from the Statement of Cash Flows. Specifically it is net loss plus the “Adjustments to reconcile net loss to net cash (used in) provided by operating activities” excluding “Changes in operating assets and liabilities”.

The following is an excerpt from the U.S. Securities and Exchange Commission’s Financial Reporting Manual, Topic 8, Non-GAAP Measures of Financial Performance, Liquidity, and Net Worth, Section 8120.3:

8120.3 … Examples of measures that are not non-GAAP financial measures include:
…
g.Ratios or statistical measures that are calculated using exclusively one or both of:
1.financial measures calculated in accordance with GAAP (such as earnings per share); and
2.operating measures or other measures that are not non-GAAP measures (such as dollar revenues per square foot for hotels, same store sales, and revenues per slot machine for casinos, assuming that sales/revenues for each measure is based on GAAP numbers).

However, given the Staff’s comment, in future filings, we will remove the first two line items from this table. Specifically, we will not disclose “Net (loss) income adjusted for non-cash items” and “Changes in operating assets and liabilities.”
If you have any questions regarding the above responses, please contact the undersigned at (770) 225-0467, or our legal counsel, Max Kirchner at Paul Hastings at (212) 318-6096.

Sincerely,

/s/ Michelle D. Esterman
Michelle D. Esterman
Chief Financial Officer
(770) 225-0467
Michelle.Esterman@altisource.com